Instride, Inc.
7950 NW 53rd Street, Suite 337
Miami, Florida 33166

January 27, 2014

Via Edgar

Mara Ransom
Assistant Director
Securities and Exchange Commission
Washington, DC 20549

Re: Instride, Inc.
Registration Statement on Form S-1
Filed November 27, 2013
File No. 333-192585

Dear Ms. Ransom,

Instride Corp., acknowledges receipt of the letter dated December 23, 2013, 2012 (the "Staff Letter") from the staff (the "Staff") of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "SEC"). Per the instructions in your letter, we have amended our Registration Statement on Form S-1 (the "Amended Draft") and have tracked all changes in the Edgarized document for ease of review. The following is an item-by-item response to the Staff’s comments.

We appreciate the Staff's comments as well as the opportunity this process provides to improve the content of our SEC filings. Where we agree to make requested revisions to our disclosures in future filings with the SEC, such agreement and any such revisions to disclosures made in future filings should not be taken as an admission that prior disclosures were in any way deficient. We have noted in our responses below the disclosures that we anticipate will be affected by this internal review process insofar as they may be applicable to the Staff's comments. Any changes in our future SEC filings made as a result of this review process should not be taken as an admission that prior disclosures were in any way deficient.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing. We also represent that we will not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Set forth below are the Staff's comments contained in the Staff Letter (in bold face type) followed by our responses.

 General

1. Please revise your disclosure throughout your filing to state that you are a shell company, as it appears from your disclosure that you have both no operations and no or nominal non-cash assets. Please refer to  Rule 405 under the Securities Act of 1933, as amended. Additionally, please disclose the consequences of that status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities. Also, please disclose your shell company status on your prospectus cover page and add a related risk factor.

Response: We have revised our registration statement in the First Amended Draft to address the Staff’s comment No.1 to demonstrate that we are not a shell company and to provide appropriate corresponding changes to all disclosures to which the comment relates. Please see First Amended Draft.

2. It appears that you may be a blank check company as defined by Rule 419 under the Securities Act of 1933, as amended. In this regard, we note the following:

☐ Your disclosure indicates that you are a development stage company issuing penny stock;

☐ You have not commenced operations and it is unclear whether you will be able to do so in the next 12 months;

☐ You have a net loss of $20,095 to date and you have not generated any revenues to date;

☐ You have assets consisting only of $31,200 in cash; and

☐ Your registration statement contains very general disclosure related to the nature of your business and your business plan.

In the adopting release of Rule 419, the Commission stated that “it will scrutinize registered offerings for attempts to create the appearance that the registrant is not a development stage company or has a specific business plan, in an effort to avoid the application of Rule 419.” Therefore, please provide a detailed analysis addressing each of the issues described above in explaining why you believe the company is not a blank check company and disclose whether you plan to merge with an unidentified company. Alternatively, please revise the registration statement to comply with Rule 419 and prominently disclose that you are a blank check company.

Response: We have revised our registration statement in the First Amended Draft to address the Staff’s comment No. 2 to demonstrate that we are not a blank check company and to provide appropriate corresponding changes to all disclosures to which the comment relates. Please see First Amended Draft.

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: Neither the Company nor anyone acting on our behalf has provided any written communication to any third party investor. There are no research reports on the Company that have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 or in reliance on the JOBS Act.

Prospectus Cover Page

4. Please disclose the net proceeds that you may receive from this offering assuming the sale of 25%, 50%, 75%, and 100% of the shares offered. Please refer to Item 501(b)(3) of Regulation S-K.

Response: Amended. Please See First Amended Draft.

5. Please disclose that there are no assurances you will raise any proceeds from this offering.

Response: Amended. Please See First Amended Draft.

Summary Information, page 6

6. As you do not appear to be eligible to rely on the safe-harbor for forward-looking statements created by the Private Securities Litigation Reform Act of 1995, as amended, please delete the references to the Securities Act and the Exchange Act in the third paragraph on page 6 or tell us why you believe these references are appropriate.

Response: Amended. Please See First Amended Draft.

7. Please identify the countries or regions into which you intend on selling, importing, and marketing your products and services. In this regard, we note your disclosure on page 6 that you are committed to providing services to runners outside the United States, however on page 23, you cite United States retail sector data.

Response: Amended. Please See First Amended Draft.

Risk Factors, page 9

8. Please tell us what consideration you gave to including a risk factor discussing any material risk to your company posed by your need to enter into agreements with third party manufacturers/suppliers. In this regard, we note your disclosure on page 41 that you will not be manufacturing any products and you will be relying on suppliers’ existing delivery structures to deliver products to customers, and if these structures fail, you will need to hire a third party delivery service. Please refer to Item 503(c) of Regulation S-K.

Response: Amended. Please See First Amended Draft.

Because Our Auditors Have Issued a Going Concern Opinion Regarding Our Company…, page 10

9. We note your disclosure that you reserve the right to seek additional funds through private placements of your common stock and through debt financing. Please discuss in this risk factor, or in a separate risk factor, the risks associated with obtaining additional capital through private placements or debt instruments. In this regard, we note your disclosure on page 42 that you would likely have to pay additional costs associated with high risk loans.

Response: Amended. Please See First Amended Draft.

Since We Anticipate Operating Expenses Will Increase Prior to Earning Revenues…, page 12
10. We note your statement that you cannot “provide investors with any assurance that [your] service will attract customers; generate any operating revenue or ever achieve profitable operations.” Please clarify that there is no assurance that you will ever commence operations or that you will generate any revenue.

Response: Amended. Please See First Amended Draft.

Dilution, page 19

11. Please disclose pro forma net tangible book value per share after the offering. Please refer to Item 506(a) of Regulation S-K.

Response: Amended. Please See First Amended Draft.

Description of Business, page 22

Executive Summary, page 22

12. We note your disclosure throughout this section of the “Adviser-Within-A-Store” concept. Please provide a more detailed description of what is meant by this term, and whether you plan on using third parties to act as fitness advisers to your customers. If this is true, please provide a detailed discussion regarding the relationship between your company and the advisers. For example, please discuss whether these advisers will be employees of your company, the proposed compensation arrangements, and the activities to be carried out by these advisers, as well as any other material aspects of the relationship. If appropriate, please consider adding additional risk factor disclosure regarding the risks these advisers pose to your business.

Response: Amended. Please See First Amended Draft.

13. We note your disclosure on page 23 of numerous authorities citing the strengthening retail sporting goods store market in the United States. Please provide copies of these source materials to us, appropriately marked to highlight the sections relied upon. In addition, given the intended geographic scope of your proposed business (i.e., outside the U.S.), please disclose the relevance of U.S. market data to your proposed business.

Response: Amended. Please See First Amended Draft.

Competitive Advantages, page 23

14. We note your disclosure that you “expect to have a significant distinction from [your] competitors.” Please discuss what you anticipate this distinction to entail. For example, please discuss the competitive conditions within your industry and the methods by which you will compete. Please refer to Item 101(h)(4)(iv) of Regulation S-K.

Response: Amended. Please See First Amended Draft.

Statement of Operations, page 30

15. Please tell us how you computed weighted average common shares outstanding for basic and diluted net loss per share for each period presented. Please be sure to explain how common shares subscribed are included in the computation. Please refer to ASC 260-10-55-23.

Response:

The common shares were subscribed at December 2011 and were fully paid at September 2013.

Net loss per share – Basic
According to ASC 260-10-55-23, If an entity has common shares issued in a partially paid form, and those shares are entitled to dividends in proportion to the amount paid, the common-share equivalent of those partially paid shares shall be included in the computation of basic EPS to the extent that they were entitled to participate in dividends.

Based on a legal advice, the Company's shares are entitled to dividends only when they are fully paid. Respectively, they have been taken into consideration from the payment date as follows:

Ten-month period ended October 31,2013	Year ended December 31, 2012	For the period from December 23, 2011 (inception) to October 31, 2013
2,400,000	2,400,000	2,400,000	Subscribed shares
1 / 10	-	22 / 1	Proportional periods of payment (in months)
240,000	-	109,091	Weighted average common shares

Net loss per share - Diluted
Due to the fact that the Company has a loss, the implementation of the treasury stock method is anti-dilutive and therefore the calculation of the weighted average common shares is the same as the basic.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 38

16. We note your disclosure starting on page 39 of your differing plans of operation at different percentages of shares sold. Please disclose the order of priority of each individual use of proceeds in any scenario in which less than all the securities to be offered are sold. If the order of priority is the order in which the uses are listed in the tables on page 39 and 40, please so state. Please refer to Instruction 1 to Item 504 of Regulation S-K.

Response: Amended. Please See First Amended Draft.

Capital Resources and Liquidity, page 41
17. We note that your auditors have issued a going concern opinion and that you lack sufficient cash to sustain operations for the next 12 months. Please provide disclosure describing your rate of negative cash flow per month and management’s belief as to the period of time that available cash can sustain your current operations. Please refer to Item 303(a) of Regulation S-K.

Response: Amended. Please See First Amended Draft.

We trust that the responses provided above address the issues raised in the Staff Letter. If you have any questions or require further clarification, please do not hesitate to contact our counsel, Jonathan Strum at Tel: 202 362-9027/ jdstrum@jdstrumlaw.com.

Sincerely, Ms. Dina Yafe CEO

VIA EDGAR cc: Daniel Porco, Esq. Staff Attorney, SEC